SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE TO
                               (RULE 14D-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                    THE SECURITIES EXCHANGE ACT OF 1934.

                             (AMENDMENT NO. 2 )

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                         TRIGEN ENERGY CORPORATION
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                     (Name of Subject Company (Issuer))

                       T ACQUISITION CORP. (OFFEROR)
                                    ELYO
                          SUEZ LYONNAISE DES EAUX
                         TRIGEN ENERGY CORPORATION
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          (Names of Filing Persons (identifying status as offeror,
                         issuer or other person))

                       COMMON STOCK, $0.01 PAR VALUE
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                       (Title of Class of Securities)

                                 895930105
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                   (CUSIP Number of Class of Securities)

                              MICHEL BLEITRACH
                                    ELYO
                       235 AVENUE GEORGES CLEMONCEAU
                                  BP 4601
                        92746 NANTERRE CEDEX, FRANCE
                            011-331-41-20-10-10

                              WITH A COPY TO:

                               JEFFREY BAGNER
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                       NEW YORK, NEW YORK 10004-1980
                               (212) 859-8000
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       (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                         CALCULATION OF FILING FEE
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Transaction Valuation* $173,487,223           Amount Of Filing Fee $34,698
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   * ESTIMATED FOR PURPOSES OF CALCULATING THE AMOUNT OF THE FILING FEE
     ONLY. THIS AMOUNT ASSUMES THE PURCHASE OF 7,382,435 SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "SHARES"), OF TRIGEN ENERGY CORPORATION, A DELAWARE CORPORATION (THE "COMPANY"), AT THE TENDER PRICE OF $23.50 PER SHARE NET TO THE SELLER IN CASH, WITHOUT INTEREST THEREON. PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF JANUARY 19, 2000, AMONG ELYO ("PARENT"), T ACQUISITION CORP. AND THE COMPANY, THE COMPANY REPRESENTED THAT AS OF SUCH DATE, IT HAD 12,416,297 SHARES OUTSTANDING AND 849,210 SHARES RESERVED FOR ISSUANCE UPON EXERCISE OF ALL OUTSTANDING OPTIONS UNDER THE COMPANY'S EMPLOYEE BENEFIT PLANS. PARENT ALREADY BENEFICIALLY OWNS 6,507,944 SHARES, OF WHICH THE 1,637,274 SHARES HELD BY COMPAGNIE PARISENNE DE CHAUFFAGE URBAIN ("CPCU"), A NON-WHOLLY-OWNED SUBSIDIARY OF PARENT, WILL BE TENDERED. PARENT HAS SEPARATELY AGREED TO PURCHASE 1,012,402 SHARES FROM THOMAS R. CASTEN ON MARCH 29, 2000, PURSUANT TO A PURCHASE AGREEMENT, DATED JANUARY 19, 2000 BETWEEN PARENT AND MR. CASTEN. BASED ON THE FOREGOING, THE TRANSACTION VALUE IS EQUAL TO THE PRODUCT OF (I)
     (A) 12,416,297 SHARES (THE NUMBER OF SHARES OUTSTANDING), PLUS (B) 849,210 SHARES (THE NUMBER OF SHARES RESERVED FOR ISSUANCE UPON EXERCISE OF OPTIONS), MINUS (C) THE DIFFERENCE OF (1) 6,507,944 (THE NUMBER OF SHARES BENEFICIALLY OWNED BY PARENT) MINUS (2) 1,637,274 (THE NUMBER OF SHARES HELD BY CPCU BEING TENDERED), MINUS (D) 1,012,402 (THE NUMBER OF SHARES HELD BY MR. CASTEN), MULTIPLIED BY
     (II) $23.50. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE AGGREGATE OF THE CASH OFFERED BY THE BIDDER.

   [x]CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
     0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

  Amount Previously Paid:    $34,698
  Form or Registration No.:  Schedule TO-T
  Filing Party:              T Acquisition Corp., Elyo, Suez Lyonnaise des Eaux
  Date Filed:                February 28, 2000

   [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   [x] third-party tender offer subject to Rule 14d-1.
   [ ] issuer tender offer subject to Rule 13e-4.
   [x] going-private transaction subject to Rule 13e-3.
   [ ] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                INTRODUCTION

          This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 28, 2000, by T Acquisition Corp., a Delaware corporation ("Purchaser"), Elyo, a societe anonyme organized and existing under the laws of the Republic of France ("Parent") and Suez Lyonnaise des Eaux, a societe anonyme organized and existing under the laws of the Republic of France. By this amendment, Trigen Energy Corporation, a Delaware corporation, is added as a person filing this Tender Offer Statement. The Schedule TO relates to the offer to purchase any and all outstanding shares of Common Stock, par value $.01 per share, of Trigen Energy Corporation, a Delaware corporation (the "Company"), at a purchase price of $23.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 28, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and which are incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule TO.

ITEM 11.  Additional Information.

          (a) Item 11 is hereby amended by adding the following paragraph immediately prior to the fourth paragraph on page 2 under "INTRODUCTION" in the Offer to Purchase:

               One of the members of the Special Committee, George Keane, is also a director of United Water Resources Inc., a New Jersey corporation ("UWR"). Suez beneficially owns 30.1% of the outstanding shares of UWR common stock. Suez has entered into a merger agreement with UWR pursuant to which its wholly owned subsidiary has agreed to purchase the shares of UWR it did not already own. Consummation of the transactions contemplated by the merger agreement is pending certain regulatory approvals. In appointing Mr. Keane to the Special Committee, the directors of the Company, including Mr. Bayless, believed (and continue to believe) that Mr. Keane's role as a director of UWR, which at the time of Mr. Keane's appointment to the Special Committee was not a subsidiary of Suez and is not currently a subsidiary of Suez, was unlikely to impact his independence with respect to Parent's proposal to acquire the Shares of the Company it did not already own. The directors of the Company, including Mr. Bayless, also believed that the stockholders of the Company not affiliated with Suez, Parent or Purchaser would be better served by a two person committee including Mr. Keane rather than a one person committee consisting solely of Mr. Bayless.

          (b) Item 11 is hereby amended by adding the following language after the last sentence of the first paragraph on page 3 under "SPECIAL
FACTORS - Background of the Offer and the Merger; Contacts with the Company" in the Offer to Purchase:

          The concerns expressed by Mr. Casten in his memorandum included the lack of prior consultation with certain members of management regarding Parent's proposal, the value of providing employees with an equity stake in the Company, the advantages of maintaining an American image for the Company and uncertainty over where the Company fit into Suez's strategy.

          (c) Item 11 is hereby amended by adding the following language at the end of the third sentence of the third paragraph on page 3 under "SPECIAL FACTORS - Background of the Offer and the Merger; Contacts with the Company" in the Offer to Purchase:

          In this statement, Parent assured the Special Committee and management that Parent intended to reinforce the Company's business strategy and its market position. Parent also addressed the advantages of taking the Company private, including reduction of administrative costs, quicker decision-making capabilities and more flexibility in the face of changing markets, and an improved ability to obtain financing for the Company. Parent also emphasized the importance of the role of Americans in the Company's management. Parent indicated that it had hired a human resources firm to help propose an attractive compensation and benefits package for the Company's employees, and noted that as part of Parent Group employees would have access to significant career opportunities. Finally, Parent affirmed that energy is a core business of the Parent Group, and that the United States is a key market for the Parent Group.

          (d) Item 11 is hereby amended by amending and restating the second sentence of the third paragraph on page 4 under "SPECIAL FACTORS - Background of the Offer and the Merger; Contacts with the Company" in the Offer to Purchase as follows:

          In that regard, certain confidential information concerning the Company was, with the authorization of the Special Committee and pursuant to customary confidentiality agreements, distributed on an extremely limited basis.

          (e) Item 11 is hereby amended by adding the following language after the first sentence of the carryover paragraph on pages 4 and 5 under "SPECIAL FACTORS - Background of the Offer and the Merger; Contacts with the Company" in the Offer to Purchase:

          Prior to its initial public offering, the Company relied for capital development funds almost entirely on project financing with Parent providing credit support. Commencing in 1995 management began urging the Board of Directors to move to corporate level financing which did not require Parent credit support. From 1996 to 1998, the Company increased borrowings available to it under its revolving credit facility with a syndicate of banks to $195 million, in order to ensure that the Company's ongoing financial requirements were fully met. In addition, management urged the issuance of public debt, coupled with a secondary offering of equity. In mid-1996, the Board authorized management to undertake preliminary work for such an offering, and management continued to discuss and propose various combinations of public debt and equity financing in 1997 and 1998. In mid-1998, the Board of Directors authorized the issuance of $225 million of 10-year fixed rate corporate bonds, subject to approval of final terms and conditions. This authorization was increased to $290 million in December 1998. However, for a number of reasons, neither a public debt issuance nor a secondary equity offering were undertaken. These reasons included poor earnings performance during the prior two years, the inability to secure investment grade ratings for corporate debt, market conditions not conducive to issuance of bonds, and the major shareholder concerns about dilution. The dilution concern obliged the major shareholder to commit to purchase 55% of any new equity issued by the Company in order to maintain its majority position, which led its representatives on the Board to proceed cautiously in planning a secondary equity offering. To insure that short term financial requirements were met, Parent made a subordinated loan to the Company in the amount of $50 million in December 1998 and has authorized an additional $50 million subordinated loan, both on terms approved by the independent directors.

          (f) Item 11 is hereby amended by amending and restating the second sentence of the second full paragraph on page 5 under "SPECIAL
FACTORS - Background of the Offer and the Merger; Contacts with the Company" in the Offer to Purchase as follows:

          Mr. Casten believed that the image of a foreign controlled company was a hindrance to the Company's success. He also believed that the Board of Directors should have more independent directors than the mandatory minimum of two required for listing on the New York Stock Exchange. Parent agreed to the addition of one more independent director, but found objections to all candidates proposed by Mr. Casten. Moreover, Parent wanted a numeric majority of directors (e.g., five of a total of nine), so that the addition of multiple outside directors would lead to a large, unwieldy Board of Directors. Mr. Casten believed that Parent failed to include the Company's management in strategic planning issues that directly affected the Company. He also believed that the decision-making process of the Board of Directors, especially with respect to development and mergers and acquisitions efforts, was too slow and cumbersome for an entrepreneurial company. Mr. Casten also opposed the privatization of the Company since all employees were stockholders and stock and stock options were deemed essential inducements to attract and maintain entrepreneurial managers.
          Parent disagreed with Mr. Casten's views on these matters. Investment criteria and budgets were mutually agreed upon between management and the Board of Directors. Parent believed that Mr. Casten was adequately informed of Parent's strategy and activities. Parent believed that its deliberate decision making process was prudent and satisfactory. Parent also believed that the Company could operate successfully as a private company. Since meetings between Parent and Mr. Casten did not result in general agreement over strategic and governance issues, Parent came to believe that the Company required new leadership.

          (g) Item 11 is hereby amended by adding the following sentence immediately following the caption "The Special Committee" on page 5 under "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors of the Company; Fairness of the Offer and the Merger" in the Offer to Purchase:

          The Special Committee concluded that the terms of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company other than Parent.

          (h) Item 11 is hereby amended by adding the following sentence adding at the end of item (i) on page 6 under "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors of the Company; Fairness of the Offer and the Merger" in the Offer to Purchase:

          The Company may obtain additional capital only if such transaction is approved by the Board of Directors, a majority of which is comprised of affiliates of Parent. This fact was not relevant to the fairness determination.

          (i) Item 11 is hereby amended by adding the following sentence at the end of item (viii) on page 7 under "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors of the Company; Fairness of the Offer and the merger" in the Offer to Purchase:

          The Special Committee concurred in the analyses and conclusions of CSFB.

          (j) Item 11 is hereby amended by adding the following at the end of the first full paragraph on page 7 under "SPECIAL FACTORS - Recommendation of the Special Committee and the Board of Directors of the Company; Fairness of the Offer and the Merger" in the Offer to Purchase:

          These reports included a report published by Lazard Freres on July 29, 1999 that had a potential value for the Company of $30 per share in twelve to eighteen months from the date of publication. The Special Committee recognized, however, that this report was prepared by Lazard Freres' research analyst, who did not have the same familiarity with the Company's business or access to non-public information as did the Special Committee, the Board of Directors, Parent or their advisors.

          (k) Item 11 is hereby amended by adding the following after the last sentence of the second full paragraph on page 7 under "SPECIAL FACTORS
- Recommendation of the Special Committee and the Board of Directors of the Company; Fairness of the Offer and the Merger" in the Offer to Purchase:

          The Board of Directors adopted the discussion of the factors considered by the Special Committee in reaching its fairness determination.

         (l) Item 11 is hereby amended by adding the following language at the end of the third paragraph, before the colon, on page 8 under "SPECIAL FACTORS - Position of Suez, Parent and Purchaser Regarding Fairness of the Offer and the Merger" in the Offer to Purchase as follows:

          (each of which Suez, Parent and Purchaser believed supported its conclusion regarding the fairness of the Offer and the Merger)

          (m) Item 11 is hereby amended by adding the following language after the first paragraph under "SPECIAL FACTORS - Position of Suez, Parent and Purchaser Regarding Fairness of the Offer and the Merger" in the Offer to Purchase:

               The foregoing factors are the sole factors Suez, Parent and Purchaser considered relevant in determining the fairness of the Offer and the Merger to the Public Stockholders. Suez, Parent and Purchaser did not consider net book value or liquidation value of the Company, as Suez, Parent and Purchaser believe that those methodologies are not considered appropriate valuation methodologies by the financial community, absent special circumstances. The Offer Price is substantially higher than the net book value or liquidation value of the Company.

               Suez, Parent and Purchaser recognize that the Offer and the Merger were not structured to require the approval of a majority of the Shares held by the Public Stockholders and that Parent currently has sufficient voting power to approve the Offer and the Merger without the affirmative vote of any other stockholder of the Company. However, Suez, Parent and Purchaser believe that the transactions are procedurally fair because of the following factors:

               (i) The Special Committee was appointed to represent the interests of the Public Stockholders.

               (ii) The Special Committee retained separate outside legal counsel to assist it in evaluating and negotiating a potential transaction with Parent.

               (iii) The Special Committee retained CSFB as its independent financial advisor to assist it in evaluating and negotiating a potential transaction with Parent.

               (iv) The Offer Price and the other terms and conditions of the Offer and the Merger resulted from active arms-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Parent, on the other hand.

               (v) Any Public Stockholders desiring to do so may exercise and perfect their appraisal rights under the DGCL and receive "fair value" for their Shares as determined by the court.

          (n) Item 11 is hereby amended by adding the following language after the last sentence in the second full paragraph on page 9 under "SPECIAL FACTORS - Position of Suez, Parent and Purchaser Regarding Fairness of the Offer and the Merger" in the Offer to Purchase:

          The affiliates of Suez that have engaged CSFB to provide these services have agreed to pay CSFB a maximum fee of $900,000 for its services in connection with the privatization project, and an amount up to 0.35% of the total funds raised for its services in connection with the monetization project. Suez, Parent and
          Purchaser believe that the engagement of CSFB by certain affiliates of Suez is immaterial to the Offer and the Merger and neither supports nor detracts from its fairness determination.

          (o) Item 11 is hereby amended by replacing the reference to "Parent's personnel or any other person" with "Suez, Parent, Purchaser or their respective personnel" in the last sentence of the carryover paragraph on pages 10 and 11 under the caption "Other Analyses" under "SPECIAL FACTORS - Analysis of Financial Advisor to Parent" in the Offer to Purchase.

          (p) Item 11 is hereby amended by amending the carryover paragraph on pages 16 and 17 under "SPECIAL FACTORS - Company Financial Projections" in the Offer to Purchase by (i) replacing every reference to "SUEZ, PARENT, PURCHASER OR THE COMPANY OR ANY OTHER PERSON" with " SUEZ, PARENT,
PURCHASER, THEIR FINANCIAL ADVISOR OR CSFB OR ANY OF THEIR RESPECTIVE OFFICERS AND DIRECTORS" and (ii) adding the following language after the fourth sentence:

          NEITHER THE COMPANY NOR ANY OF ITS OFFICERS AND DIRECTORS IS MAKING ANY REPRESENTATIONS AS TO THE PROJECTIONS INCLUDED IN THIS OFFER TO PURCHASE OTHER THAT THEY WERE PREPARED IN GOOD FAITH BASED ON ASSUMPTIONS THAT WERE BELIEVED TO BE REASONABLE AT THE TIME OF PREPARATION.

          (q) Item 11 is hereby amended adding the following language after the second sentence the first paragraph on page 18 under "SPECIAL FACTORS - Purpose and Structure of the Offer and the Merger; Plans for the Company" in the Offer to Purchase:

          Parent has undertaken the transaction at this time for a number of reasons, including the following: As indicated above, Parent determined in late 1999 to request the resignation of Mr. Casten. The Special Committee members upon learning of this decision, requested that the Parent revive its going private proposal. See "- Background of Offer and the Merger; Contacts with the Company," above. Second, the Parent determined that the Company's need for immediate capital to meet certain project related funding requirements would be more easily implemented if the Company was wholly owned by parent. Third, Parent believed that the Company was at a critical time with respect to its development and growth. While the Company has recently added a number of significant customers and has a number of identified but unsigned development contracts, Parent does not believe that the Company's existing credit facilities could support the additional capital requirements that these projects would demand, or that these capital requirements could be achieved in the public markets on terms compatible with the Company's profitability objectives and current financial structure. Parent believes that "going private" will allow the Company to have access to better financing conditions and capital.

          (r) Item 11 is hereby amended by adding the following language after the last sentence of the carryover paragraph on pages 34 and 35 under "SPECIAL FACTORS -Beneficial Ownership of Shares" in the Offer to Purchase:

          The table also sets forth the same beneficial ownership information concerning the remaining directors of the Company and its executive officers. Except as indicated below, the executive officers and directors of the Company do not own any Shares.

          (s) Item 11 is hereby amended by adding the following language to the table on page 35 under "SPECIAL FACTORS -Beneficial Ownership of Shares" in the Offer to Purchase:

George F. Keane..........................     27,275        30,000        *
Richard E. Kessel(4), (5) ...............     46,813        48,000        *
Charles E. Bayless.......................      9,949        10,000        *
Eugene E. Murphy(4), (5).................    163,528        18,600       1.3%
Benoit Ansart (4)........................      8,359        18,600        *
Daniel Fiore(4)..........................      6,523        9,000         *
Mark C. Hall(4), (5).....................      7,053        9,000         *
Steven G. Smith(4), (5)..................     26,143        26,900        *
Stephen K. Swinson(4), (5)...............     19,964        18,700        *
Jean M. Malahieude(4)....................     39,503        36,600        *
Martin Stone(4), (5).....................     13,125        9,000         *
James F. Lowry(4), (5)...................     17,541        21,500        *
Daniel J. Samela(4), (5).................      2,169        11,000        *
Stephen T. Ward(4), (5)..................      2,239        11,000
All directors and executive
officers of the Company, as a group......    1,490,303     408,000      12.0%

          (t) Item 11 is hereby amended by adding the following language after footnote (3) on page 35 under "SPECIAL FACTORS -Beneficial Ownership of Shares" in the Offer to Purchase:

          (4) On January 11, 2000, the following executive officers of the Company were issued dividend reinvestment Shares in connection with their restricted stock ownership: Benoit Ansart (14.459 Shares), Daniel Fiore (13.402 Shares), Mark C. Hall (13.382 Shares), Richard E. Kessel (56.508 Shares), James F. Lowry (27.207 Shares), Jean M. Malahieude (56.508 Shares), Eugene E. Murphy (27.207 Shares), Daniel J. Samela (2.930 Shares), Steven
          G. Smith (37.672 Shares), Martin S. Stone (20.241 Shares), Stephen K. Swinson (33.486 Shares) and Stephen T. Ward (2.930 Shares).

          (5) On January 11, 2000, the following executive officers were issued dividend reinvestment Shares in their individual 401(k) Plan accounts maintained by Fidelity Management Trust Company, in connection with the Company's common stock contributed to such accounts under the Company's profit sharing plan: Mark C. Hall (0.491 Shares), Richard E. Kessel (1.345 Shares), James F. Lowry (0.909 Shares), Eugene E. Murphy (1.345 Shares), Daniel J. Samela (1.140 Shares), Steven G. Smith (1.345 Shares), Martin S. Stone (0.292 Shares), Stephen K. Swinson (1.298 Shares) and Stephen T. Ward (1.133 Shares).

          (u) Item 11 is hereby amended by the addition of the following language at the end of the table encaptioned "Trigen Energy Corporation - SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA" page 47 under "THE TENDER OFFER - Certain Information Concerning the Company" in the Offer to
Purchase:

               Grays Ferry Cogeneration Partnership. As of December 31, 1999, the Company had an investment of $34.3 million in the Grays Ferry Cogeneration Partnership (the Partnership"), representing a one-half interest in the Partnership, which is accounted for under the equity method. Cogen America Schuylkill Inc. owns the other one-half interest in the Partnership. The Company derives a significant portion of its income from the Partnership. The summarized financial information presented below represents an aggregation of 100% of the Partnership (in thousands).

                    GRAYS FERRY COGENERATION PARTNERSHIP
                   SELECTED FINANCIAL AND OPERATING DATA
                              ($ IN THOUSANDS)

                                                     YEAR ENDED                 NINE MONTHS ENDED
                                                    DECEMBER 31,                  SEPTEMBER 30,
                                           ------------------------------ ---------------------------
                                                1998          1997(1)         1999           1998
                                           ------------- ---------------- ------------ --------------
Statement of Operations:                                                          (unaudited)

   Revenues.............................     $  78,126                     $  62,358      $  58,128
   Operating expenses
     Fuel and consumables...............        34,926                        27,021         25,642
     Production and operating costs.....         4,348                         3,600          3,060
     Depreciation.......................         7,402                         5,674          5,164
     General and administrative.........         5,146                         5,412          3,615
                                             ---------                     ---------      ---------
   Total operating expenses.............        51,822                        41,707         37,481
                                             ---------                     ---------      ---------
   Operating income.....................        26,304                        20,651         20,647
   Other income (expense)
     Interest expense, net..............       (11,009)                       (5,756)        (8,001)
   Earnings before cumulative effect of a
     change in an accounting principle..
                                                15,295                        14,895         12,646
   Cumulative Effect of a Change in an
     Accounting Principle...............            --                          (357)            --
   Net Income...........................     $  15,295                     $  14,538      $  12,646
                                             =========                     =========      =========


                                                 AS OF DECEMBER 31,            AS OF SEPTEMBER 30,
                                           ------------------------------ ---------------------------
                                                1998          1997            1999           1998
                                           ------------- ---------------- ------------ --------------

Balance Sheet Data:
   Working capital (deficit)............     $(100,033)     $(115,430)     $ (88,500)     $(112,294)
   Property, plant and equipment, net...       143,895        144,328        138,342        144,099
   Current assets.......................        33,393         10,092         32,567         35,441
   Noncurrent assets....................         6,875          6,545         15,433         16,283
   Total assets.........................       184,163        160,965        186,342        195,823
   Current liabilities..................       133,426        125,522        121,067        147,735
   Noncurrent liabilities...............             -              -              -              -
   Partners' Capital....................        50,737         35,443         65,275         48,088
-----------------------------

(1) Financial information regarding the operations Grey's Ferry Cogeneration Partnership for the year ended December 31, 1997 are not available because Commercial operations did not commence until January 9, 1998.

          Additional financial information relating to the Partnership is hereby incorporated by reference from the audited financial statements for the Partnership's 1998 and 1997 fiscal years set forth in Exhibit 99 to the 1998 10-K. The exhibit and the report may be inspected at, and copies may be obtained from, the same places and in the manner set forth below under " - Available Information," below.

          (v) Item 11 is hereby amended by replacing every reference to "Purchaser, Parent, Suez, CAC, Societe Generale or, to the best of their knowledge" with "the Company, Purchaser, Parent, Suez, CAC, Societe Generale or, to the best of their respective knowledge" in the sixth and seventh paragraph on page 48, the carryover paragraph on pages 48 and 49, and the first full paragraph on page 49 under "THE TENDER OFFER -Certain Information Concerning Purchaser, Parent, Suez, CAC and Societe Generale" in the Offer to Purchase.

          (w) Item 11 is hereby amended by amending the fourth paragraph on page 50 under "THE TENDER OFFER - Conditions of the Offer" in the Offer to Purchase by replacing the words "the acceptance of such Shares for payment or the payment therefor" in the fourth line of such language with the words "the Expiration Date."

          (x) Item 11 is hereby amended by amending by adding the following paragraph after the carryover paragraph on pages 53 and 54 under "THE TENDER OFFER - Certain Litigation Matters; Regulatory Approvals" in the Offer to Purchase:

               On March 16, 2000 another  reported class action styled Adam
          Z. Rice v. Trigen Energy Corporation, Suez Lyonnaise Des Eaux, Elyo S. A., T Acquisition Corporation, Christine Morin-Postel, Richard E. Kessel, George Keane, Patrick Buffet, Oliver Degos, Philippe Brongiart, Michel Bleitarch, Dominique Magin, D'Oince, and Charles Bayless, Index No. 03668-00 (Supreme Court of the State of New York, County of Westchester) was filed. The action purports to be brought on behalf of a class consisting of all holders of the Common Stock (except defendants and their affiliates) and alleges that Parent has embarked on a course of conduct designed to depress the value of the Shares, that the consideration to be received for the Shares is inadequate, and that the defendants have breached their fiduciary duties. The action seeks, among other things, damages.

          (y) Item 11 is hereby amended by adding the following language at the end of Schedule I in the Offer to Purchase:

               4.   DIRECTORS AND OFFICERS OF THE COMPANY

          Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Trigen Energy Corporation. The principal address of the Company and, unless indicated below, the current business address for each individual listed below is c/o Trigen Energy Corporation, 1 Water Street, White Plains, New York 10601.
          Telephone: (914) 948-9150. Each such person is, unless indicated below, a citizen of the United States.

                                       Present Principal Occupation or
Name and Current                       Employment; Material Positions Held
Business Address               Age     During the Past Five Years
---------------------------------------------------------------------------
Christine Morin-Postel          53   Chief   Executive  Officer  of Societe
                                     Generale de  Belgique  (1997-present).
                                     Director and  Non-executive  Chairman,
                                     Trigen       Energy        Corporation
                                     (2000-present);   Chairman  and  Chief
                                     Executive      Officer,      Compagnie
                                     Hypothecaire (1995-1998); Chairman and
                                     Chief  Executive  Officer,   credisuez
                                     (1995-1997);     Managing     Partner,
                                     Financiere Indosuez  (1995-1996).  Ms.
                                     Postel is a French citizen.

Patrick Buffet                  46   Executive    Vice    President,   Suez
                                     Lyonnaise  des  Eaux   (1998-present);
                                     Director,  Trigen  Energy  Corporation
                                     (1998-present);       Director      of
                                     International    Holdings,     Societe
                                     Generale de Belgique (1994-1998).  Mr.
                                     Buffet is a French citizen.

George F. Keane                 70   Director (1994-present), Trigen Energy
                                     Corporation,  Non-executive  Chairman,
                                     Trigen Energy Corporation (1994-2000);
                                     President    Emeritus    and    Senior
                                     Investment  Adviser,  The Common  Fund
                                     (1993-1996);  Board member,  Universal
                                     Stainless  &  Alloy  Products,  Global
                                     Pharmaceutical,      United      Water
                                     Resources,    The   Bramwell    Funds,
                                     Nicholas-Applegate   Investment  Trust
                                     and Northern Trust of Connecticut.

Philippe Brongniart             61   Member of  the Executive  Board,  Suez
                                     Lyonnaise  des  Eaux   (1997-present);
                                     Director,  Trigen  Energy  Corporation
                                     (1997-present);     Executive     Vice
                                     President,    Lyonnaise    des    Eaux
                                     (1993-1997).   Mr.   Brongniart  is  a
                                     French citizen.

Olivier Degos                   38   Treasurer and Secretary, T Acquisition
                                     Corp.  (2000-present);   International
                                     Director,     Elyo     (1999-present);
                                     Director,  Trigen  Energy  Corporation
                                     (1999-present);     Chief    Financial
                                     Officer,   Elyo  (1995-1998);   Deputy
                                     Chief  Financial  Officer;   The  SITA
                                     Group (1994-1995).

Richard E. Kessel               50   Director,  Trigen  Energy  Corporation
                                     (1994-present),     Chief    Executive
                                     Officer of Trigen  Energy  Corporation
                                     (January 2000-present); Executive Vice
                                     President and Chief Operating Officer,
                                     Trigen       Energy        Corporation
                                     (1993-January 2000).

Charles E. Bayless              56   Director,   Trigen  Energy Corporation
                                     (1994-present);  President  and  Chief
                                     Executive   Officer,   Illinova  Power
                                     Company   (1998-present);    Chairman,
                                     President and Chief Executive Officer,
                                     UniSource    Energy    (1998-present);
                                     Chairman,    Tuscon   Electric   Power
                                     Company (1992-1998).

Michel Bleitrach                54   President, T. Acquisition Corp. (2000-
                                     present); Chairman and Chief Executive
                                     Officer,      Elyo     (1993-present);
                                     Director,  Trigen  Energy  Corporation
                                     (1995-present).

Dominique Mangin d'Ouince       50   Director,  Trigen  Energy  Corporation
                                     (1995-present);     Executive     Vice
                                     President and Managing Director,  Suez
                                     Lyonnaise  des  Eaux   (1995-present);
                                     Managing      Director,       Business
                                     Development,  Suez  Lyonnaise des Eaux
                                     (1990-1997).  Mr. Mangin d'Ouince is a
                                     French citizen.

Jean M. Malahieude              61   Executive   Vice   President,   Trigen
                                     Energy   Corporation   (1997-Present);
                                     Vice    President,    Trigen    Energy
                                     Corporation   (1987-1997);   Executive
                                     Vice   President,   Cofreth   American
                                     Corporation    (1987-present).     Mr.
                                     Malahieude is a French citizen.

James F. Lowry                  61   President,        Trigen        Energy
                                     Corporation (1995-present); Principal,
                                     International      Ventures      Group
                                     (1993-1995).

Eugene E. Murphy                65   Vice  President and  General  Counsel,
                                     Trigen       Energy        Corporation
                                     (1986-present).    Secretary,   Trigen
                                     Energy Corporation (1998-present).

Daniel J. Samela                52   Controller, Trigen Energy  Corporation
                                     (1995-present);     Chief    Financial
                                     Officer,   Dealer  Division  of  Savin
                                     Corporation (1991-1995).

Stephen T. Ward                 57   Treasurer,  Trigen  Energy Corporation
                                     (1995-present);  Treasurer,  [TI Group
                                     Inc. (1988-1995).

Stephen K. Swinson              42   Vice    President,     Trigen   Energy
                                     Corporation (1998-present); President,
                                     Technology  Division,   Trigen  Energy
                                     Corporation (1997-present); President,
                                     Western    Region,    Trigen    Energy
                                     Corporation  (1996-1997);   President,
                                     Trigen-Colorado   Energy   Corporation
                                     (1995-1997);  President, Trigen-Kansas
                                     City Energy Corporation (1993-1997).

Steven G. Smith                 58   Vice     President,    Trigen   Energy
                                     Corporation (1998-present); President,
                                     Operations  Division,   Trigen  Energy
                                     Corporation (1997-present); President,
                                     Trigen-Philadelphia   Energy   Company
                                     (1990-present).

Martin S. Stone                 64   Vice   President  and Chief  Financial
                                     Officer,   Trigen  Energy  Corporation
                                     (1998-present);     Vice    President,
                                     Corporate    Secretary,    and   other
                                     positions,  Helmsley Enterprises, Inc.
                                     (1971-1997).

Benoit Ansart                   39   Vice    President,    Trigen    Energy
                                     Corporation  (1999-present);  Director
                                     of    Engineering,    Trigen    Energy
                                     Corporation (1993-1999).

Daniel Fiore                    54   Vice    President,    Trigen    Energy
                                     Corporation    (1999-present);    Vice
                                     President, Burns & Roe (1995-1999).

Mark Hall                       32   Vice    President,    Trigen    Energy
                                     Corporation  (1999-present);  Director
                                     of Government  Affairs,  Trigen Energy
                                     Corporation  (1997-1999);  Manager  of
                                     Environmental   Health   and   Safety,
                                     Trigen Energy Corporation (1995-1997).

          (z) Item 11 is hereby amended by amending the first  paragraph of
Schedule III in the Offer to Purchase by (i) replacing every reference to "Suez, Parent, Purchaser, the Company" with "Suez, Parent, Purchaser, Lazard Freres, CSFB or any of their respective officers and directors," and
(ii) adding the following language after the sixth sentence:

          Neither the Company nor any of its officers and directors is making any representations as to the projections included in this Offer to Purchase other that they were prepared in good faith based on assumptions that were believed to be reasonable at the time of preparation.

ITEM 12.  Exhibits.

(a)(1)(i)         Offer to Purchase, dated February 28, 2000.*

(a)(1)(ii)        Letter of Transmittal.*

(a)(1)(iii)       Notice of Guaranteed Delivery.*

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v) Notice to the Company 401k Plan Participants from Fidelity Management Trust Company.*

(a)(1)(vi) Solicitation/Recommendation Statement on Schedule 14D-9, dated February 28, 2000 (incorporated by reference to the Company's Schedule 14D-9 filed with the Commission on February 28, 2000).*

(a)(2) Letter to stockholders from Richard E. Kessel, President and Chief Executive Officer of the Company.*

(a)(3)            Exhibit (a)(1)(i) is incorporated herein by reference.

(a)(4)            Not applicable.

(a)(5)(i) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.*

(a)(5)(ii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(iii) Agreement and Plan of Merger dated as of January 19, 2000, among Elyo, T Acquisition Corp. and the Company.*

(a)(5)(iv) Audited financial statements for the Company's 1998 and 1997 fiscal years, beginning on page F-1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 31, 1999).*

(a)(5)(v) Pages 1 through 8, inclusive, of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999 (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Commission on November 12, 1999).*

(a)(5)(vi) Audited financial statements for Grays Ferry Cogeneration Partnership 1998 and 1997 fiscal years, set forth on
                  Exhibit 99 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 31, 1999).*

(a)(5)(vii)       Joint Press Release, dated January 19, 2000.*

(a)(5)(viii)      Joint Press Release, dated February 28, 2000.*

(a)(5)(ix)        Joint Press Release, dated March 17, 2000.

(b)               Not applicable.

(c)(i) Summary Presentation prepared for Parent by Lazard Freres & Co., LLC, dated January 19, 2000.*

(c)(ii) Written Presentation prepared for the Special Committee by Credit Suisse First Boston Corporation, dated January 19, 2000.*

(c)(iii) Opinion of Credit Suisse First Boston Corporation, dated January 19, 2000 (incorporated by reference from Annex A of the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, dated February 28, 2000).*

(d)(i) Tender and Voting Agreement dated as of January 19, 2000, among Elyo, T Acquisition Corp. and the Stockholders.*

(d)(ii) Letter Agreement between Thomas R. Casten and Elyo, dated January 19, 2000.*

(d)(iii) Separation Agreement and Release dated as of January 19, 2000, between Trigen Energy Corporation and Thomas R. Casten.*

(f) Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).*

(g)               Not applicable.

(h)               Not applicable.

(i)(i)            Power of Attorney, dated October 27, 1998.*

(i)(ii) Power of Attorney, dated October 27, 1998 (English translation).

-------------------
*  Previously filed

                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    T ACQUISITION CORP.


                                    By: /s/ Michel Bleitrach
                                        ---------------------------------
                                        Name:   Michel Bleitrach
                                        Title:  President


                                    ELYO


                                    By: /s/ Michel Bleitrach
                                        ---------------------------------
                                        Name:   Michel Bleitrach
                                        Title:  Chief Executive Officer


                                    SUEZ LYONNAISE DES EAUX


                                    By: /s/  M. Patrice Herbet
                                        ---------------------------------
                                        Name:   M. Patrice Herbet*
                                        Title:  Authorized Representative


                                    TRIGEN ENERGY CORPORATION


                                    By: /s/ Eugene E. Murphy
                                        ---------------------------------
                                        Name:  Eugene E. Murphy
                                        Title: Vice President, General
                                               Counsel and Secretary

Dated:  March 17, 2000



-----------------------
* A Power of Attorney authorizing M. Patrice Herbet to sign on behalf of Suez Lyonnaise des Eaux is filed herewith as Exhibit (i).

                               EXHIBIT INDEX

   EXHIBIT
   NUMBER         TITLE
------------      -----

(a)(1)(i)         Offer to Purchase, dated February 28, 2000.*

(a)(1)(ii)        Letter of Transmittal.*

(a)(1)(iii)       Notice of Guaranteed Delivery.*

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v) Notice to the Company 401k Plan Participants from Fidelity Management Trust Company.*

 (a)(1)(vi) Solicitation/Recommendation Statement on Schedule 14D-9, dated February 28, 2000 (incorporated by reference to the Company's Schedule 14D-9 filed with the Commission on February 28, 2000).

(a)(2) Letter to stockholders from Richard E. Kessel, President and Chief Executive Officer of the Company.*

(a)(3)            Exhibit (a)(1)(i) is incorporated herein by reference.

(a)(4)            Not applicable.

(a)(5)(i) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.*

(a)(5)(ii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(iii) Agreement and Plan of Merger dated as of January 19, 2000, among Elyo, T Acquisition Corp. and the Company.*

(a)(5)(iv) Audited financial statements for the Company's 1998 and 1997 fiscal years, beginning on page F-1 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 31, 1999).

(a)(5)(v) Pages 1 through 8, inclusive, of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999 (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the Commission on November 12, 1999).

(a)(5)(vi) Audited financial statements for Grays Ferry Cogeneration Partnership 1998 and 1997 fiscal years, set forth on
                  Exhibit 99 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (incorporated by reference to the Company's Annual Report on Form 10-K filed with the Commission on March 31, 1999).

(a)(5)(vii)       Joint Press Release, dated January 19, 2000.*

(a)(5)(viii)      Joint Press Release, dated February 28, 2000.*

(a)(5)(ix)        Joint Press Release, dated March 17, 2000.

(b)               Not applicable.

(c)(i) Summary Presentation prepared for Parent by Lazard Freres & Co., LLC, dated January 19, 2000.*

(c)(ii) Written Presentation prepared for the Special Committee by Credit Suisse First Boston Corporation, dated January 19, 2000.*

(c)(iii) Opinion of Credit Suisse First Boston Corporation, dated January 19, 2000 (incorporated by reference from Annex A of the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, dated February 28, 2000).*

(d)(i) Tender and Voting Agreement dated as of January 19, 2000, among Elyo, T Acquisition Corp. and the Stockholders.*

(d)(ii) Letter Agreement between Thomas R. Casten and Elyo, dated January 19, 2000.*

(d)(iii) Separation Agreement and Release dated as of January 19, 2000, between Trigen Energy Corporation and Thomas R. Casten.*

(f) Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).*

(g)               Not applicable.

(h)               Not applicable.

(i)(i)            Power of Attorney, dated October 27, 1998.*

(i)(ii) Power of Attorney, dated October 27, 1998 (English translation).


-------------------
*  Previously filed